BP p.l.c. 1 St James’s Square London SW1Y 4PD United Kingdom Switchboard: +44 (0)20 7496 4000 Telex: 888811 BPLDN X G

2 November 2022

By EDGAR

Division of Corporation Finance,

Office of Energy & Transportation,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn:	Ms. Jennifer O’Brien

Ms. Shannon Buskirk

Mr. John Hodgin

Dear Ms. O’Brien, Ms. Buskirk and Mr. Hodgin,

Re:	BP p.l.c.
Form 20-F for Fiscal Year Ended 31 December 2021
Filed 18 March 2022
File No. 001-06262

Thank you for your letter of 27 October 2022 setting forth comments of the Staff of the Commission (the “Staff”) on our response letter of 9 September 2022 relating to the Form 20-F of BP p.l.c. (“bp”) for the fiscal year ended 31 December 2021 (the “2021 Form 20-F”) (File No. 001-06262).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in italicized text, and have provided our responses immediately following each comment.

Form 20-F for Fiscal Year Ended December 31, 2021

Additional disclosures

Oil and natural gas

Resource progression, page 348

1.

We have read your response to prior comment 15 and note your proposed enhanced discussion of the individual factors that contributed to the overall change in the line item for revisions of the previous estimates for your subsidiaries and equity-accounted entities and the separate discussion for just your subsidiaries. Please quantify for us the net amount attributable to each individual factor, positive and negative, that you identify, e.g. net positive revisions driven by price impacts and net negative revisions driven by well results.

Response:

We respectfully acknowledge the Staff’s comment. In future filings, we will expand the disclosure to include quantitative disclosure of the net amount of each individual factor that affects revisions of previous estimates in addition to an enhanced discussion of the individual factors that contributed to the overall change in the line item for revisions of the previous estimates for subsidiaries and equity-accounted entities.

The expanded disclosure for the year ended 31 December 2021 would have been as follows:

“The net revisions to previous estimates across both our subsidiaries and our equity accounted entities include net positive revisions driven by price impacts (+7mmboe) and field performance (+16mmboe) and net negative revisions driven by well results (-49mmboe) and revisions to activity plans (-60mmboe, including alignment with our investment criteria and changes due to the macro-economic climate and delays relating to Covid-19). The net revisions to previous estimates across only our subsidiaries include net positive revisions driven by price impacts (+36mmboe) and net negative revisions driven by well results (-68mmboe), field performance (-36mmboe) and revisions to activity plans (-220mmboe, including alignment with our investment criteria and changes due to the macro-economic climate and delays relating to Covid-19). In each case, none of these factors resulted in revisions that were material to the group as a whole.”

Subsidiaries and equity-accounted entities(b)	volumes in mmboe(a) Group
Proved undeveloped reserves as 1 January 2021	7,871
Revisions of previous estimates	(85)
Price	7
Revision of future activity plans	(60)
Field performance	16
Well results	(49)
Improved recovery	101
Discoveries and extensions	362
Purchases	12
Sales	(204)

Total in year proved undeveloped reserves changes	186
Proved developed reserves reclassified as undeveloped	56
Progressed to proved development by development activities (e.g. drilling/completion)	(899)

Proved undeveloped reserves at 31 December 2021	7,214

Subsidiaries only	volumes in mmboe(a)
Proved undeveloped reserves at 1 January 2021	3,673
Revisions of previous estimates	(287)
Price	36
Revision of future activity plans	(220)
Field performance	(36)
Well results	(68)
Improved recovery	99
Discoveries and extensions	31
Purchases	—
Sales	(147)

Total in year proved undeveloped reserves changes	(304)
Proved developed reserves reclassified as undeveloped	49
Progressed to proved developed reserves by development activities (e.g. drilling/completion)	(446)

Proved undeveloped reserves at 31 December 2021	2,973

(a)	Because of rounding, some totals may not agree exactly with the sum of their component parts.
(b)

Includes our share of the proved undeveloped reserves of Rosneft and of our joint ventures with Rosneft in Russia. On 27 February 2022, we announced that we will exit our shareholding in Rosneft and our other businesses with Rosneft within Russia.

We are available to discuss the foregoing with you and the Staff at your convenience either by telephone or in person.

Yours Sincerely,

/s/ Murray Auchincloss
Murray Auchincloss
Chief financial officer
BP p.l.c.
cc:	Eric Nitcher (BP p.l.c.)

Riona Commins (BP p.l.c.)

Jayne Hodgson (BP p.l.c.)

John Horsfield-Bradbury (Sullivan & Cromwell LLP)